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FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersign investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Howard El Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1705 Elston
FRB of Philadelphia
Pennsylvania, PA, 19126

Telephone Number (including area code): 888-900-5507 ext 101

Name and Address of Agents for Service of Process:

Civilian(s)/Merchant Resident(s): Stanley Howard, President and
Chief Executive Officer: Department of Health, Board of Directors:
PA Registrar file No. 118221-1969,
Principal Financial and Accounting Officer as transfer agent: CT Corporation,
Registered Agent for Corporate Compliance

CT CORPORATION
C/O STANLEY HOWARD
1209 Orange
FRB of Philadelphia
WILMINGTON, DE 19801

Yes this Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form
N-8A. (?5(b)(1), ?2(a)(13), ?2(a)(36), ?2(a)(40))

Pursuant to the requirements of the Investment Company Act of 1940, the undersign registrant does sign this notification of registration on its behalf of the city of PHILADELPHIA and state of PENNSYLVANIA on the 15TH day of August of 2018.
HOWARD EL TRUST

Sig? nature _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
 Name of Registrant: Stanley Howard
Attest: _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

Title: _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549